                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING
                                   Check One:

 [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F   [X] Form 10-Q  [ ] Form N-SAR

                 For Period Ended:  November 30, 1995

                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the transition period ended:

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION
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         Full Name of Registrant: STEEL CITY PRODUCTS, INC.

         Former Name if Applicable:

         1001 SANTERRE DRIVE
         Address of Principal Executive Office

         DALLAS, TEXAS 75050
         City, State and Zip Code

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PART II - RULES 12B-25(B) AND (C)
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If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate):

[X]      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)   The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)   The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.
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PART III - NARRATIVE
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State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or
N-SAR or portion thereof could not be filed within the prescribed time period.


Steel City Products, Inc. ("SCPI") (or the "Company") has recently experienced significant changes in its customer base. SCPI lost one of its largest customers to bankruptcy in October, and was recently informed by another of its largest customers that it has decided to change its source of supply, with such change expected to be phased-in over the next several months. The Company has not yet identified replacement customers sufficient to offset the lost business. Management is currently determining the impact of the lost business on future levels of revenues, and is evaluating future customer and product opportunities to project whether, and if so when, it may expect a return to historical levels of sales. Management is also undertaking a strategic evaluation of the Company's operations to determine how they may be restructured to reflect the current level of sales. These efforts are expected to be completed during the fourth quarter of the current fiscal year, enabling management to better anticipate future levels of sales and profits, and to be in a position to determine the impact on the valuation allowance related to the deferred tax asset. In the meantime, management intends to reflect in the results for the third quarter of the current fiscal year an estimate of the impact of these events on the deferred tax asset valuation allowance. Additional time is required to complete the necessary analysis; at this time management cannot predict the likely adjustment which will be required.

The Company recorded a net deferred tax asset of $4.3 million following its adoption of Financial Accounting Standard No. 109 in fiscal 1994, with a corresponding increase in additional paid-in capital. The balance of the net deferred tax asset at November 30, 1995 prior to any adjustment was approximately $3.5 million. Any increase in the valuation allowance would result in a charge to the Company's results of operations.

The Company expects to file its Form 10-Q within five days following the due date.


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PART IV - OTHER INFORMATION
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         (1)  Name and telephone number of person to contact in regard to this notification:

             Mr. Mark Auerbach           201               622-6377
            --------------------------------------------------------------
                 (Name)              (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).
                                                      [X]  Yes         [  ]  No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
                                                      [X]  Yes         [  ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                            STEEL CITY PRODUCTS, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  January 15, 1996            By:           /s/ Mark Auerbach
                                      ------------------------------------------
                                      Name:          Mark Auerbach
                                      Title:         Chief Financial Officer
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                           ATTACHMENT TO FORM 12B-25

PART IV (3):

The Company expects the earning statements in its subject report to reflect the following approximate results, PRIOR TO recording a possible adjustment to the valuation allowance of its deferred tax asset, in accordance with FAS109 (in thousands):

                                                       Three Months            Thirteen Weeks
                                                          Ended                     Ended
                                                     November 30, 1995        November 26, 1994
                                                     -----------------        -----------------
Sales                                                     $5,958                   $5,576
Other income                                                  62                      288
                                                          ------                   ------
  Revenues                                                $6,020                   $5,863
                                                          ======                   ======

Income from continuing operations:                        $  (10)                  $  184
                                                          ======                   ======

Net income:                                               $  (10)                  $  190
                                                          ======                   ======

Net income (loss) attributable to
  common stockholders after
  preferred stock dividends:                              $ (260)                  $  (63)
                                                          ======                   ======


The comparative decrease of $191,000 in income from continuing operations primarily relates to the decrease in other income attributable to a recovery by SCPI in the prior year of $175,000 that had been placed into escrow as part of SCPI's predecessor's 1989 bankruptcy proceeding.

Although sales in the third quarter of the current fiscal year increased by about 7% compared with the prior year period, this was offset by a slight decrease in gross margins.

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

                                                        Nine Months           Thirty-nine Weeks
                                                           Ended                    Ended
                                                     November 30, 1995        November 26, 1994
                                                     -----------------        -----------------
Sales                                                    $20,871                 $21,380
Other income                                                 281                     558
                                                         -------                 -------
  Revenues                                               $21,152                 $21,938
                                                         =======                 =======

Income from continuing operations:                       $   290                 $   865
                                                         =======                 =======

Net income:                                              $   290                 $   937
                                                         =======                 =======

Net income (loss) attributable to
  common stockholders after
  preferred stock dividends:                             $ (470)                 $   178
                                                         =======                 =======


The comparative decrease of $575,000 in income from continuing operations presented above primarily relates to the decrease in other income and to a decrease in gross profit of approximately $250,000. The decrease in other income was primarily attributable to a recovery by SCPI in the prior year of $175,000 that had been placed into escrow as part of SCPI's predecessor's 1989 bankruptcy proceeding, and because the prior year also included several small non-recurring gains. The decrease in gross profit was caused by a sales reduction combined with a lower gross margin earned.